Anchor Die Sets Lamina Components Reliance Fabrications	2590 Ouellette Windsor, ON Canada N8X 1L7 Tel: 519-966-4431 Fax: 519-972-6862

April 11, 2005

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C.

20549-0510

RE:  Form 20-F for the fiscal year ended August 31, 2004

        File No. 333-8426

To Whom It May Concern:

We are in receipt of your comment letter dated March 28, 2005.

The requirement for Anchor Lamina Inc., file no. 333-8426, to file reports with the Securities and Exchange Commission  arose solely from the indenture related to the 9 7/8% Senior Subordinated Notes (the “Notes”) of Anchor Lamina Inc.  Please be advised that on April 4, 2005, these Notes were fully repaid to the respective holders of the Notes.  As well on April 4, 2005, Anchor Lamina Inc. filed Form 15 with the Securities and Exchange Commission.

Based on my conversation with Mr. Rufus Decker on April 5, 2005 and given the fact that Anchor Lamina Inc. no longer has investors requiring Anchor Lamina Inc. to file with the Securities and Exchange Commission, we will not be responding to the letter noted above.

I trust the above to be satisfactory.

Sincerely,

/s/ John C. Tough

Vice President and Chief Financial Officer

Anchor Lamina Inc.

Cc:

Mr. Rufus Decker, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission